
07080202


Donaldson

everywhere...







every day...

for 18 consecutive record years.

Donaldson Company, Inc. Annual Report 2007

INDUSTRIAL PRODUCTS SEGMENT *2007 SALES: $835 MILLION*



INDUSTRIAL FILTRATION SOLUTIONS

2007 Sales: $515 million

Our filtration products are used in a variety of industrial processes and environments, including dust collection, compressed air and gas systems, and hydraulic fluid systems.

We produce original equipment and replacement parts for the following product applications:

- **Industrial Air Filtration Systems** to capture the dust, fumes, or mist generated by manufacturing operations. Our products utilize patented designs and airflow techniques and exclusive filter media such as Ultra-Web®, Dura-Life™, and Synteq™ XP.
- **Compressed Air and Gas Purification** solutions that include air intake and oil filters, air/oil separators, air dryers, and point-of-use air filters to deliver clean, dry compressed air and gas throughout our Customers' manufacturing facilities.
- **Industrial liquid filters** that clean hydraulic fluids to keep presses, lifts, tools, and other manufacturing equipment running reliably. Our process filters purify steam, liquids, gases, and air used in the food, dairy, beverage, paint, and other industries.

SPECIAL APPLICATIONS

2007 Sales: $162 million

We produce a wide variety of high efficiency air filters for the disk drive and semiconductor industries. We protect computer disk drives in applications ranging from desktop computers to portable music and video players from dust, chemical contamination, and humidity. Our semiconductor process filters help our Customers optimize the production yields of their products. Our vent filters protect and increase the effectiveness of a variety of consumer electronic devices ranging from hearing aids to automotive sensors.

We manufacture expanded polytetrafluoroethylene membranes under the proprietary brand name Tetratex®, which are used in filters and garments. We also produce a nanofiber material that we market as Ultra-Web, which is used in filtration products and other specialty applications.

GAS TURBINE SYSTEMS

2007 Sales: $158 million

We design and provide complete air intake systems, including self-cleaning filter units, static air filter units, chiller coils, inlet heating, and anti-icing systems for gas turbines and industrial compressors. Our products incorporate patented systems designs and proprietary filter media such as Spider-Web®. We also provide aftermarket replacement filters, parts, and service.

Our products are used in our Customers' gas turbines, which provide base electricity, peaking capacity, and remote power. These turbines require inlet air filtration and noise attenuation systems to both protect the turbine from damage and help it run at peak efficiency. Our Customers include most major turbine manufacturers, utility companies, and oil and gas companies.

ENGINE PRODUCTS SEGMENT *2007 SALES: $1,084 MILLION*




Donaldson.

ORIGINAL EQUIPMENT

2007 Sales: $518 million

We provide filtration and exhaust solutions to construction, transportation, agriculture, mining, aerospace, and mining equipment manufacturers. Our filtration products protect heavy-duty engines in a variety of dirty and harsh on- and off-road environments. We filter engine intake air, engine fuels, lubricants, and mobile hydraulic fluids and treat engine exhaust by removing noise and tailpipe and crankcase emissions. Simply put, we protect our Customers' engines by cleaning the air going into the engine, all of the fluids around the engine, and the exhaust gases coming out of the engine.

Our products incorporate proprietary and patented designs including PowerCore™ and Spiracle™, as well as proprietary filter media such as Ultra-Web and Synteq. We also continue to leverage our extensive experience with our Duramax® and RadialSeal™ product lines.

ENGINE AFTERMARKET

2007 Sales: $566 million

Our engine aftermarket product line includes a broad line of replacement oil, fuel, air, coolant, transmission, and mobile hydraulic filters, accessories, and exhaust components. Recent product line expansions include: PowerCore air cleaners for on- and off-road applications, Donaldson Endurance™ air and lube filters to extend filter service intervals, and U.S. EPA- and California ARB-verified diesel emissions retrofit solutions.

We sell our aftermarket parts to our Customers' OEM parts and service organizations, independent distributors, and private label marketers. We market our replacement filters and parts under both our OEM Customers' brands and the Donaldson brand.

Applications include all brands of diesel-powered vehicles and equipment, from pick-up trucks to off-road haul trucks, to on-road heavy-duty trucks and buses, to military and civilian helicopters and airplanes. We have distribution centers strategically located to support the needs of our Customers in every geographic region.

THE COMPANY

Donaldson Company, Inc. is a leading worldwide designer and manufacturer of filtration systems and replacement parts. We strive to be both the technology leader in every market we serve and to provide the best overall value to our Customers. Our products include air and liquid filters and exhaust and emission control products for mobile equipment, aircraft and defense equipment filters, in-plant air cleaning systems, compressed air and gas purification systems, air intake systems for industrial gas turbines, and specialized filters for such diverse applications as computer disk drives, semiconductor processing, and industrial hydraulic systems. We serve our Customers through our extensive network of sales offices, distribution centers, and manufacturing facilities now located in 35 countries.

Our financial objective is to create shareholder value through superior share price appreciation and consistent dividend payouts. We will continue to grow by aggressively pursuing new opportunities with our Customers in our existing and related markets. We will utilize our diversified portfolio of related filtration businesses around the world to deliver *consistent* earnings growth.


Business Diversification
1980
2007
20%
Industrial
Engine
80%
43%
Industrial
Engine
57%


Geographic Diversification
1980
2007
29%
Rest of World
Americas
71%
55%
Rest of World
Americas
45%

DEAR SHAREHOLDERS:

The year I joined Donaldson Company—1980—our sales were $234 million. Last year our sales totaled more than $1.9 billion. Impressive growth, but more remarkable is that we have added $500 million in revenue in the last three years. That is the equivalent of two 1980 Donaldsons.

We continue to follow the growth and diversification strategy developed by Frank Donaldson, Jr. and Bill Hodder in the early 1980s and refined by Bill Van Dyke in the 1990s. The pie charts above show how we have transformed our company by leveraging our technology investments, global presence, and Customer relationships.

This past year we continued to grow and diversify our business. A strong business climate, particularly in Europe and Asia, contributed to overall revenue growth of 13% leading to another record revenue year and our 18th consecutive year of record earnings. In short, we once again delivered excellent results to you, our Shareholders. The highlights include:

- Full year operating margin of 11%,
- Record earnings per share, which were up 18% from last year, and
- Return on shareholder equity of 25.7%.

We achieved these results in spite of a significant downturn in our North American truck business. The NAFTA heavy-duty truck business is still a very important part of our Company. However, as a result of our diversification efforts over the past two decades, it is now about 6% of our total sales. The strength of our other businesses, together with some help from currency exchange rates, more than offset the impact of the market conditions in the heavy-duty truck business. *This is the way our diversification model is supposed to work—and it worked again!*

INVESTMENTS

Two years ago, we committed ourselves to a significant expansion of our distribution and manufacturing infrastructure to support our growth and customer service plans.

These investments represented one of the most significant infrastructure expansions in our history. Over the last two years, we have invested more than $150 million in new facilities and equipment. We built two new production plants in Wuxi, China—one for engine air filters and the other for industrial filtration equipment. We completed our second plant in the Czech Republic—this one in Kadan—to produce industrial filtration equipment. We expanded the capacity of our main U.S. distribution center in Rensselaer, Indiana, by 50%. We also added new distribution facilities in Aguascalientes, Mexico; Johannesburg, South Africa; and Brugge, Belgium.

I wish I could say that the start-up of all these new facilities went flawlessly, but it didn't. Some of these projects cost more and took more time than we projected. There were good reasons in each case, but we were disappointed nonetheless. These unexpected costs depressed our second and third quarter margins, dampening our otherwise good business results.

During the year we took aggressive action to address these problems. We added new management expertise where needed and refocused our organization to quickly and effectively complete these projects.

Our efforts are paying off as demonstrated by our excellent fourth quarter performance, which brought our full year margins back to our targeted levels. We will find additional opportunities for operational improvements in fiscal 2008.

LOOKING FORWARD

The prospects for our new fiscal year look good. Europe and Asia are enjoying solid GDP growth rates, presenting new opportunities and a healthy business climate for both our Engine and Industrial businesses.

While the housing market is down in the U.S., we see positive growth prospects in the non-residential construction and agricultural equipment segments. We expect the depressed NAFTA heavy-duty truck market to bottom out and to begin growing again later in our new fiscal year.

The strong global economic conditions noted earlier should continue to drive manufacturing infrastructure investments, which bodes well for our industrial filtration business. Additionally, growing needs for electrical power worldwide and infrastructure investments in less developed regions of the world should mean continued strength in our gas turbine filter business.

DIVERSIFICATION AND GROWTH

Historically, we have grown through a combination of internal growth and small strategic acquisitions in our targeted markets. I am pleased to report that we completed two acquisitions during the past year. In March, we announced the acquisition of Aerospace Filtration Systems (AFS). AFS, located in St. Charles, Missouri, is the U.S. leader in the design, development, and manufacture of high performance air filters for military and commercial helicopters. The acquisition of AFS nicely complements our existing aerospace and defense business. In June, we completed the acquisition of Rawsen Equipment in South Africa. Rawsen is a specialist in the purification of compressed air. We welcome the employees of both AFS and Rawsen to Donaldson!

We will continue to invest in expanding our global distribution and manufacturing facilities and our technology capabilities to better support our Customers wherever they are and wherever they go.

We will also continue to invest in new proprietary filtration technologies. Our PowerCore and Ultra-Web technologies are best in class and have become the industry standards in many of our markets. In addition, we are very excited about our next generation technologies for improved air and liquid filtration, as well as diesel emission control, all of which are in development.

During the past year, we reviewed our strategic goals and we are committed to our continued growth and consistent financial performance. Our objective is to reach $3 billion in annual revenues in 2011. Based on our fiscal year 2007 results, we are on track to achieve that goal.

We have grown successfully over the past nine decades while staying close to our roots. Our goal is to be the filtration technology leader in all of the segments we serve—this was Frank Donaldson Sr.'s vision in 1915 and remains our vision today. Our Company continues to operate with the same values as Donaldson's early days:

- **Integrity** in our actions,
- **Respect** for each other and everyone we interact with, and
- **Commitment** to results.

We remain focused on building and maintaining deep and lasting Customer relationships. For example, John Deere has been a Donaldson Customer since 1920; Caterpillar since 1930. We know that we must earn our Customers' business each and every day with the best product value, the best innovations in technology, and the best customer service. To all of our Customers—Thank You for your business!

To my 12,000 fellow employees, congratulations on Year 18! Thank you for your efforts and commitment.

Finally, I thank you, our Shareholders, for your continued investment and interest in our Company. Our success would not be possible without you.



Sincerely,

Bill Cook

Bill Cook
Chairman, President and CEO

EVERYWHERE...EVERY DAY

As Donaldson has grown and diversified, our filters are now found in many different industries, environments, and applications. More than most people realize—our filters are in use cleaning environments and protecting equipment *everywhere every day*. The next four pages show just a few examples of very different applications where our filters are at work.

DISK DRIVES

Hard disk drives can store massive amounts of digital data, whether it is emails and documents at work or video and music at home. The latest generation of our Customers' portable disk drives can store 160GB of data, which is equivalent to 160 hours of video, 160,000 photos, or 40,000 songs. The continuing miniaturization of disk drives, combined with the rapidly increasing storage density within the drives, creates a critical need for enhanced air filtration.



Our disk drive filters capture harmful particles, gases, and moisture within the drive which, if not collected, would result in a disk drive head "crash" and the loss of valuable stored information from critical financial data to precious photos. We currently manufacture over 500 million filters per year which protect the disk drives used in desktop and laptop computers, as well as in a wide array of consumer electronic devices.

HEAVY-DUTY EQUIPMENT

Our Customers' diesel-powered heavy-duty equipment operates in a wide variety of demanding conditions, both on the highway and in off-road settings. Thanks to the high reliability and power efficiency of the diesel engine, known as the "workhorse of industry," this equipment plays a critical role in the global economy—growing our food, moving our freight, and constructing our houses, roads, and buildings.



Our filters protect the diesel engines in heavy-duty equipment by capturing—in intake air systems, as well as in engine oils, fuels, and hydraulic systems—harmful contaminants that can cause serious wear to engines and their components. Our filtration systems reduce equipment downtime and lengthen the intervals between maintenance cycles, thus increasing efficiency and reducing costs for our Customers.

GAS TURBINE

Natural gas powered turbines are used by power utilities to generate electricity for residential, commercial, and industrial needs. A single large gas turbine, like the one pictured below, can generate enough electricity for over 250,000 households. Gas turbine plants are highly efficient and release less harmful emissions into our environment than traditional coal-fired power plants.



Gas turbine power plants operate in a variety of challenging environments—dusty deserts, urban centers with high levels of airborne soot, snowy northern climates, and coastal areas with salt spray. Our filtration systems protect turbines from airborne contaminants in thousands of systems around the world, reducing maintenance costs and boosting power generation for our Customers.



AEROSPACE AND DEFENSE

AEROSPACE

The Blackhawk helicopter is used by the U.S. military for a variety of logistic and rescue missions around the world. The air filtration system, supplied by one of our newest acquisitions, Aerospace Filtration Systems, provides the helicopter engine with unique protection from dust and airborne contaminants in very severe operating conditions.







DEFENSE

The turbine engine of the Abrams battle tank generates 1,500 horsepower and requires 7,000 cubic feet of intake air *per minute*. The Abrams operates in a variety of environments, including the most challenging one from a filtration perspective—the desert. In the desert, our patented self-cleaning air filtration system collects up to 10 pounds of dust *per minute*, protecting the engine and providing many operating hours of maintenance-free operations.

FIVE-YEAR COMPARISON OF RESULTS

July 31, 2007
(dollars in millions, except share and per share amounts)

	2007	2006	2005	2004	2003
Operating Results					
Net sales	**$ 1,918.8**	$1,694.3	$1,595.7	$1,415.0	$1,218.3
Gross margin percentage	**31.5%**	32.8%	31.7%	31.6%	32.1%
Operating income percentage	**11.0%**	11.4%	9.8%	10.0%	10.8%
Effective income tax rate	**26.4%**	30.1%	28.6%	25.0%	27.0%
Net earnings	**$ 150.7**	$ 132.3	$ 110.6	$ 106.3	$ 95.3
Return on sales	**7.9%**	7.8%	6.9%	7.5%	7.8%
Return on average shareholders' equity	**25.7%**	24.7%	20.6%	21.3%	23.0%
Return on investment	**21.5%**	20.8%	17.7%	18.1%	18.3%
Financial Position					
Total assets	**$ 1,319.0**	$1,124.1	$1,111.8	$1,001.6	$ 882.0
Current debt	**$ 156.8**	$ 79.9	$ 109.8	$ 54.1	$ 14.8
Long-term debt	**$ 129.0**	$ 100.5	$ 103.3	$ 70.9	$ 105.2
Total debt	**$ 285.8**	$ 180.4	$ 213.1	$ 124.9	$ 120.0
Shareholders' equity	**$ 624.7**	$ 546.8	$ 524.6	$ 549.3	$ 447.4
Long-term capitalization ratio	**17.1%**	15.5%	16.5%	11.4%	19.0%
Property, plant and equipment, net	**$ 364.4**	$ 317.4	$ 275.5	$ 261.5	$ 255.4
Net expenditures on property, plant and equipment	**$ 76.6**	$ 77.6	$ 50.2	$ 43.0	$ 33.3
Depreciation and amortization	**$ 49.6**	$ 44.7	$ 44.3	$ 41.6	$ 37.6
Shareholder Information (adjusted for split)					
Net earnings per share—assuming dilution	**$ 1.83**	$ 1.55	$ 1.27	$ 1.18	$ 1.05
Dividends paid per share	**$ 0.36**	$ 0.32	$ 0.24	$ 0.21	$ 0.18
Shareholders' equity per share	**$ 7.90**	$ 6.80	$ 6.32	$ 6.38	$ 5.16
Shares outstanding (millions)	**79.0**	80.5	83.0	86.1	86.7
Common stock price range, per share					
High	**$ 38.97**	$ 36.00	$ 34.45	$ 30.75	$ 24.59
Low	**$ 31.83**	$ 28.60	$ 25.11	$ 23.55	$ 14.96

SAFE HARBOR STATEMENT

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Act") and is making this cautionary statement in connection with such safe harbor legislation. Some of the information provided in this annual report constitutes forward-looking statements which reflect the Company's current views with respect to future events and financial performance, but involve uncertainties that could significantly impact results. All forecasts and projections are forward-looking statements and are based on management's current expectations of the Company's near-term results. There can be no assurance that actual results will not differ materially from its expectations. For a more detailed explanation of the safe harbor statement and the risks, see the Company's Form 10-K filed with the SEC.

BOARD OF DIRECTORS



Front Row (l–r)—Hoffman, Dolan, Bastiaens, Noddle; Middle Row (l–r)—Miller, Grundhofer; Back Row (l–r)—Wiehoff, Oberton, Eugster, Cook

CORPORATE OFFICERS



(l–r)—Timm, VerHage, Ward, Joppa, Jandik, Wilfong, Lehman, Perushek, Carpenter, McMurray, Linnell, Schwab, Herrmann, Cook, Vann

designed by curran & connors, inc. / www.curran-connors.com

CORPORATE OFFICERS

WILLIAM M. COOK, 54
Chairman, President and
Chief Executive Officer
27 years service

CHARLES J. McMURRAY, 53
Senior Vice President,
Industrial Products and South Africa
27 years service

LOWELL F. SCHWAB, 59
Senior Vice President,
Engine Systems and Parts
28 years service

TOD E. CARPENTER, 48
Vice President,
Global Industrial Filtration Systems
11 years service

PEGGY A. HERRMANN, 51
Vice President, Disk Drive,
Microelectronics, and Adsorbent Products
16 years service

DENNIS D. JANDIK, 53
Vice President, Global OEM Sales
15 years service

SANDRA N. JOPPA, 42
Vice President, Human Resources,
Communications, and Facilities
2 years service

JOSEPH E. LEHMAN, 52
Vice President,
Global Engine Aftermarket Sales
23 years service

NORMAN C. LINNELL, 48
Vice President, General Counsel and Secretary
12 years service

MARY LYNNE PERUSHEK, 49
Vice President and Chief Information Officer
1 year of service

DAVID W. TIMM, 54
Vice President, Asia Pacific
24 years service

WILLIAM I. VANN, 62
Vice President, NAFTA Operations,
Mexico, and Latin America
40 years service

THOMAS R. VERHAGE, 54
Vice President and Chief Financial Officer
4 years service

JAY L. WARD, 43
Vice President, Europe and Middle East
9 years service

DEBRA L. WILFONG, 52
Vice President and Chief Technology Officer
1 year service

BOARD OF DIRECTORS

F. GUILLAUME BASTIAENS, 64
Vice Chairman
Cargill, Inc.; Minneapolis, MN
(Agribusiness)
Independent director since 1995[1][3]

WILLIAM M. COOK, 54
Chairman, President and Chief Executive Officer
Donaldson Company, Inc.
Director since 2004

JANET M. DOLAN, 57
Retired President and Chief Executive Officer
Tennant Company; Minneapolis, MN
(Manufacturing)
Independent director since 1996[2][3]

JACK W. EUGSTER, 61
Retired Chairman, President and
Chief Executive Officer
The Musicland Group, Inc.; Minneapolis, MN
(Consumer Products)
Independent director since 1993[1][2*]

JOHN F. GRUNDHOFER, 68
Retired Chairman and Chief Executive Officer
U.S. Bancorp; Minneapolis, MN
(Financial Services)
Independent director since 1997[1][3*]

MICHAEL J. HOFFMAN, 52
Chairman, President and Chief Executive Officer
The Toro Company; Minneapolis, MN
(Manufacturing)
Independent director since 2005[2][3]

PAUL DAVID MILLER, 65
Retired Chairman and Chief Executive Officer
Alliant Techsystems, Inc.; Minneapolis, MN
(Defense and Aerospace)
Independent director since 2001[2][3]

JEFFREY NODDLE, 61
Chairman and Chief Executive Officer
SUPERVALU, Inc.; Minneapolis, MN
(Food Retailer and Distributor)
Independent director since 2000[1*][2]

WILLARD D. OBERTON, 49
President and Chief Executive Officer
Fastenal Company; Winona, MN
(Industrial Supplies)
Independent director since 2006[3]

JOHN P. WIEHOFF, 46
Chairman, President and Chief Executive Officer
C.H. Robinson Worldwide, Inc.;
Minneapolis, MN
(Transportation & Logistics)
Independent director since 2003[1][2]

(1) Human Resources Committee
(2) Audit Committee
(3) Corporate Governance Committee
(*) Committee Chairman

SHAREHOLDER INFORMATION

Our CEO and CFO Certifications required under Sarbanes-Oxley Section 302 were filed as exhibits to our Form 10-K.

NYSE Listing
The common shares of Donaldson Company, Inc. are traded on the New York Stock Exchange, under the symbol DCI. The annual CEO Certification that Donaldson is in compliance with the NYSE corporate governance listing standards was submitted to the NYSE on January 2, 2007, as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Shareholder Information
For any concerns relating to your current or prospective shareholdings, please contact Shareowner Services at (800) 468-9716 or (651) 450-4064.

Dividend Reinvestment Plan
As of September 21, 2007, 1,118 of Donaldson Company's approximately 1,836 shareholders of record were participating in the Dividend Reinvestment Plan. Under the plan, shareholders can invest Donaldson Company dividends in additional shares of Company stock. They may also make periodic voluntary cash investments for the purchase of Company stock.

Both alternatives are provided without service charges or brokerage commissions. Shareholders may obtain a brochure giving further details by writing Wells Fargo Bank, N.A., Shareowner Services, P.O. Box 64854, St. Paul, MN 55164-0854.

Annual Meeting
The annual meeting of shareholders will be held at 1 p.m. CT on Friday, November 16, 2007, at our new campus west location, Donaldson Company, Inc., 2001 West 94th Street, Suite 103, Bloomington, MN 55431. Shareholders are welcome to attend.

Investor Relations
You can access investor relations information, including our SEC filings, on our website at www.donaldson.com. For investor inquiries, contact Rich Sheffer, Director of Investor Relations, at (952) 887-3753 or rsheffer@mail.donaldson.com.

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Minneapolis, Minnesota

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
South St. Paul, Minnesota

Diversity
Donaldson is focused on creating a globally inclusive culture. Our goal is to create an atmosphere of mutual respect where individual differences are valued and all employees can contribute to their full potential.



Donaldson.
Donaldson Company, Inc. • Mail Station 104, PO Box 1299 • Minneapolis, MN 55440-1299
952 887 3131 www.donaldson.com

END